FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                    Chief Financial Officer
                    Teva Pharmaceutical Industries Ltd
                    (011) 972-2-589-2840

                    Bill Fletcher
                    President and CEO
                    Teva North America.
                    (215) 591-8800

FOR IMMEDIATE RELEASE

                    Dorit Meltzer
                    Director, Investor Relations
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-3-926-7554

TEVA ANNOUNCES APPROVAL OF FLUDARABINE PHOSPHATE INJECTION

Jerusalem, Israel, April 29, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted approval for an ANDA for Fludarabine Phosphate Injection, 25 mg/ml, which was submitted by the Company's subsidiary Sicor Inc. Shipment of this product is expected to begin in the near future.

Sicor's Fludarabine Phosphate Injection, indicated for treatment of B-cell chronic lymphocytic leukemia, is substitutable for Berlex's Fludara® for Injection. Sicor was previously awarded marketing approval for a lyophilized formulation of this product in August 2003 and until now both the Sicor product and the brand product are a lyophilized formulation that requires reconstitution. Sicor's new approval today is for a ready to use liquid for injection and it is expected that this new formulation will gradually replace the lyophilized formulation as it offers significant benefits for institutional users.

Current annual sales of Fludarabine Phosphate Injection, including both the brand and generic products, are approximately $80 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
               Name: Dan Suesskind
               Title: Chief Financial Officer

Date: April 29, 2004